

July 9, 2015

Mr. Michael J. Knesek
Senior Vice President, Controller and
Principal Accounting Officer
Enterprise Products Partners L.P.
1100 Louisiana St., 10th Floor
Houston, TX 77002

  Re: Enterprise Products Partners L.P.
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed March 2, 2015
     File No. 1-14323

Dear Mr. Knesek:

  We have reviewed your June 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2015 letter.

Note 18. Commitments and Contingencies, page F-70

1. We have reviewed your response to comment 2. We are still unclear why, upon exercise of the Liquidity Option, the difference between the undiscounted deferred tax liabilities recognized under ASC 740 and the relieved discounted liability should be included in treasury stock as opposed to deferred tax expense. Although the tender offer and controlling interest acquisition examples cited in ASC 505-30-30-4 each represent "solely a treasury stock transaction," it appears your transaction is not solely a treasury stock transaction considering the transaction originated with a business combination, the transaction involves the assumption of material tax obligations and since you do not control exercise of the put option (unlike a treasury stock acquisition which is at the option of the purchaser). We also believe any premium associated with the treasury stock examples represented fair market value, whereas the excess "debit" in your case is due to the interplay between a discounted liability and a nominal deferred tax liability. Given that you recognize expense associated

with changes in the fair value of the Liquidity Option and that the amount is based on a forecast of estimated tax payments and would be reversed to income in the event the option is not exercised, it seems inconsistent not to similarly reflect ultimate recognition of the deferred tax liabilities within income. Accordingly, please provide us with further evidence supporting your proposed accounting treatment upon exercise of the Liquidity Option.

2. We have reviewed your response to comment 3. Please substantially expand on why you believe a marketplace participant would assume the liability and relinquish the option to liquidate its position prior to the 30-year timeframe assumed in your valuation. Explain why, for example, a 1, 5, 10, 15 or 20-year timeframe would not be a more appropriate assumption given the "liquidity preference" of investors. Also tell us how your fair value measurement incorporated a risk premium reflecting the amount that a market participant would demand for the uncertainty inherent in the cash flows of holding the OTA stock and collecting the distributions for 30 years then selling the units and incurring a tax obligation. In this regard, show us the internal rate of return calculation of holding OTA stock for 30 years and why it would represent a reasonable rate of return given the long-term nature of the investment relative to its risk. See ASC 820-10-55-8. Finally tell us whether you sought any bids from marketplace participants that would assume the put obligation. If so, please summarize the results and compare to your internally generated calculation of the liability. We may have further comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant